Exhibit 99.10

NICE Customer Journey Analytics Recognized for Technology Excellence and
Customer Impact Driven by Leadership in AI

Quadrant Knowledge Solutions report highlights unique differentiators in NICE’s robust solution portfolio including industry-leading AI, and integrated, cloud native omnichannel platform

Hoboken, N.J., November 30, 2021 – NICE (Nasdaq: NICE) today announced that it has been recognized as a Technology Leader by Quadrant Knowledge Solutions. The global advisory and consulting firm’s SPARK Matrix™: Customer Journey Analytics (CJA), 2021 report highlights that NICE’s customer engagement portfolio “leads the pack as a sole provider of a CJA solution with an integrated journey and unstructured interaction analytics support.” For a complimentary copy of the report, click here.

According to Priyanka Panhale, Analyst, Quadrant Knowledge Solutions, “NICE’s cloud-native and open CJA platform enables organizations to assess journeys and customer interactions, understand and personalize customer experiences, and optimize operational efficiency.” Priyanka adds, “NICE delivers a strong customer ownership with its robust solution portfolio and key CJA differentiators such as full-spectrum journey and interaction analytics, industry-leading AI, intuitive and flexible visualizations, and secure and scalable deployment models. With its robust AI capabilities through NICE Enlighten, strong customer value proposition, comprehensive functional capabilities, ability to cater to diverse use cases - including customer service cost optimization, customer experience improvement, providing a complete view of KPIs for agents and teams, sales effectiveness, customer satisfaction, and churn reduction, NICE reaffirms its position as a technology leader in the SPARK Matrix: Customer Journey Analytics (CJA), 2021.”

The Quadrant Knowledge Solutions report recognizes NICE’s complete portfolio, citing “a broad suite of customer engagement analytics applications that deliver full-spectrum business insights to organizations and facilitate best practice customer experiences. This portfolio, analysts wrote, “stitches customer interactions together across different interaction points and empowers organizations to understand their customers' omnichannel journey, predict intent and take actions. The NICE platform provides comprehensive customer journey analytics capabilities for data ingestion, contact reasoning framework, journey excellence score (JES), and reporting and analytics.”

NICE Nexidia was also cited as being “equipped with a comprehensive omnichannel contact reasoning framework that helps users visualize and analyze the intuitive customer journeys across their organization's touchpoints. The platform leverages robust built-in speech and text analytics features to uncover customer intention across every interaction. Additionally, the platform helps to understand not only where the customer is interacting with the organization but also the reason behind the interaction.” The report added “NICE CJA platform provides a native quantitative evaluation metric titled journey excellence score (JES). The platform collates customer sentiments and survey scores with attributes originated from multi-touchpoint interactions to obtain a comprehensive score for the quality of the customer’s journey.”

In addition to its leadership ranking in the SPARK Matrix™ for Technology Excellence, NICE received the highest score in the industry for Customer Impact. According to the report, “NICE’s CJA solution has been well received amongst large enterprise customers globally for its sales effectiveness, churn/retention, cost management, and customer satisfaction use cases. It provides robust AI features to detect and improve any congestion across the customer’s journey.”

The report also acknowledges NICE’s robust presence in North America and its expansion in Europe and Asia Pacific. Noting NICE’s strength in many top verticals, Quadrant Knowledge Solutions analysts state “the company, with its robust solution portfolio, comprehensive functional capabilities, and strong customer value proposition, is well positioned to expand its market share in the global customer journey analytics market.”

“NICE is proud to be recognized by Quadrant Knowledge Solutions as a Customer Journey Analytics Leader for Technology Excellence,” said Barry Cooper, President, NICE Workforce and Customer Experience Group, “CX organizations are racing to meet customers at their digital doorstep and to do so, they are looking to industry leaders who can shorten the path and accelerate the time to value. Quadrant Knowledge’s independent research offers buyers an unbiased view into those that can lead their journey excellence.”

Quadrant Knowledge Solutions’ SPARK Matrix for Customer Journey Analytics provides a snapshot of key market participants and a visual representation of their positioning, along with strategic insights on how each vendor participant ranks related to their competitors across several axes representing a range of performance parameters coinciding with technology excellence and customer impact. These coordinates are then used to create the final SPARK Matrix.

About Quadrant Knowledge Solutions
Quadrant Knowledge Solutions is a global advisory and consulting firm, which mainly focuses on helping clients and allows them to achieve business transformation goals with Strategic Business and Growth advisory services. At Quadrant Knowledge Solutions, our vision is to become an integral part of our client’s business as a strategic knowledge partner. Our research and consulting deliverables are designed to provide comprehensive information and strategic insights for helping clients formulate growth strategies to survive and thrive in ever-changing business environments. For more available research, please visit https://quadrant-solutions.com/market-research/

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.